BITFRONTIER CAPITAL HOLDINGS, INC.

May 9, 2018

Via Edgar

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Re:        BitFrontier Capital Holdings, Inc.

Request to Withdraw Offering Statement on Form 1-A

Filed May 4, 2018; File No. 024-10834

After Careful Consideration and to Whom It May Concern:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, BitFrontier Capital Holdings, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s offering statement on Form 1-A (File No. 024-10834) filed with the Commission on May 4, 2018 (the “Offering Statement”).

The Company requests the withdrawal of the Offering Statement because the Offering Statement, file number 024-10834, was uploaded in error and was intended to be uploaded as an amendment to the Offering Statement we have previously filed with the SEC. We have corrected the issue and resubmitted Amendment No. 2 on 5-8-18. The correct file number and the Offering Statement it was intended to be uploaded as an amendment for is file no. 024-10800. No securities that are the subject of the Offering Statement have been sold.

Please send copies of the order consenting to the withdrawal of the Offering Statement to the Company’s counsel John E. Lux, Esq. via email at john.lux@securities-law.info and the Company via email at Spencer@bitfrontiercapitalholdings.com.

If you have any questions regarding this application for withdrawal, please email the Company at Spencer@bitfrontiercapitalholdings.com.

Sincerely,

/s/ Spencer Payne

Spencer B. Payne

President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

cc:           John E. Lux, Esq.